Exhibit 99.1

ASM International N.V. Announces Closing and Settlement of the Private Placement of US$150 Million of Convertible Subordinated Notes

BILTHOVEN, the Netherlands, December 6, 2004 — ASM International (Nasdaq: ASMI; Euronext Amsterdam: ASM) announced today the closing and settlement of the private placement of US$150 million of 4.25% convertible subordinated notes due 2011. The amount of notes includes the full US$25 million of notes the initial purchasers had the option to acquire in addition to the US$125 million initially offered.

The notes are convertible into ASMI common shares at a conversion price of US$20.82 per share, which is equivalent to a conversion rate of 48.0307 shares for each US$1,000 principal amount of notes and represents a 35% premium over the closing sale price of ASM International common shares on the Euronext Amsterdam stock exchange on December 1, 2004. Initially, cash will be delivered in lieu of a portion of the common shares to be delivered upon conversion in an amount equal to the principal amount of the notes converted (or, if less, the conversion value). Upon receipt by ASM International of shareholder approval to issue additional common shares, only common shares will be delivered upon conversion of the notes. ASM International has called an extraordinary shareholders meeting in Bilthoven, The Netherlands, for December 21, 2004, for the purpose of obtaining this shareholder approval. Prior to the time of such shareholder approval, the maximum number of common shares issuable upon conversion of each US$1,000 principal amount of notes in excess of the cash portion will be 28.

ASM International intends to use the net proceeds from the sale of the notes to repay its US$115 million outstanding principal amount of 5% convertible subordinated notes due November 2005, either by purchase in the market or at maturity to the extent such notes have not previously been converted or purchased, and for other general corporate purposes.

The notes were issued in a private placement for resale by the initial purchasers to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, and outside the United States in compliance with Regulation S under the Securities Act and in reliance on Section 2(1) of the Exemption Regulation pursuant to the Netherlands Act for the Supervision of Securities Trading, as amended. The notes have not been registered under the Securities Act of 1933 or applicable state securities laws, and unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, and applicable state securities laws.

The notes may only be offered or sold to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended, and pursuant to and in accordance with the Exemption Regulation pursuant to the Netherlands Act for the Supervision of Securities Trading, as amended.

Contact:

Robert L. de Bakker
+31 30 2298540
Bilthoven, the Netherlands
robert.de.bakker@asm.com

Mary Jo Dieckhaus
+1 212-986-2900
New York City
maryjo.dieckhaus@asm.com

This press release was issued by ASM International N.V.